Exhibit 99.1

Draganfly Demonstrates Advanced Drone Capabilities for Canadian Armed Forces Following MINERVA Working Group Participation

OTTAWA, ON – March 16, 2026 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced the successful completion of an exclusive Canadian Armed Forces (CAF) capabilities demonstration held on March 11 at Area XO in Ottawa, Ontario.

The demonstration was conducted in response to operational capability areas identified through the Canadian Army’s MINERVA Uncrewed Aircraft Systems working group, an initiative focused on accelerating the integration of drone and autonomous technologies into future Canadian Armed Forces operations.

The demonstration follows Draganfly’s participation in the Canadian Army’s MINERVA working group last month, where defence stakeholders and industry partners collaborated to evaluate emerging operational requirements and capabilities for unmanned aerial systems.

During the event, members of the Canadian Armed Forces observed multiple unmanned aerial systems and mission capabilities designed to support evolving operational needs including persistent aerial reconnaissance, situational awareness, and tactical mission support.

Systems showcased included the Draganfly Commander 3XL heavy-lift drone platform, the Draganfly Overwatch platform designed for advanced aerial surveillance and situational awareness, the Draganfly Apex ISR platform, and FPV tactical drone systems.

Despite challenging winter conditions and freezing rain across the Ottawa region on March 11, Draganfly successfully conducted multiple flight operations, highlighting the reliability and operational readiness of its drone systems in realistic field conditions.

“We are grateful to the members of the Canadian Armed Forces who took the time to join us and engage directly with our team during this demonstration,” said Cameron Chell, CEO of Draganfly. “The role of drone technology in modern defence operations continues to grow rapidly. As a Canadian company with more than 25 years of experience developing advanced unmanned systems, Draganfly is proud to support initiatives like MINERVA that are helping shape the next generation of capabilities that will enhance situational awareness, operational safety, and mission effectiveness for personnel in the field.”

The Canadian Army’s MINERVA initiative is part of its broader modernization efforts aimed at evaluating and integrating unmanned systems across operational units while informing future doctrine, capability development, and procurement strategies.

Through continued collaboration with defence stakeholders and government partners, Draganfly remains committed to advancing Canadian-developed drone technologies that support national security, public safety, and defence innovation.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com